                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                Magna Group, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $2.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    559214101
                                    ---------
                                 (CUSIP Number)

                                Jackson W. Moore
                                    President
                           Union Planters Corporation
                           7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                 (901) 580-2877
                                 --------------

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                February 22, 1998
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

--------------------------------------------------------------------------------

CUSIP No.:   559214101
             ---------
--------------------------------------------------------------------------------

1.    Name of Reporting Person:      Union Planters Corporation
                               -------------------------------------------------
      S.S. or I.R.S. Identification No. of Above Person:
                                                        ------------------------
                      I.R.S. Identification No. 62-0859007
      --------------------------------------------------------------------------
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      a.    [ ]         b.    [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (see Instructions):            [WC; OO]
                                         ---------------------------------------
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization:          Tennessee
                                           -------------------------------------
--------------------------------------------------------------------------------

                   7.    Sole Voting Power:              *
                                           -------------------------------------

Number of          8.    Shared Voting Power:            0*
Shares                                       -----------------------------------
Beneficially
Owned by
Each Reporting     9.    Sole Dispositive Power:         *
Person With                                      -------------------------------

                   10.   Shared Dispositive Power:       0*
                                                  ------------------------------
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:         *
                                                                   -------------
--------------------------------------------------------------------------------

12.   Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
      (See Instructions):     [ ]

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row 11:           16.6%**
                                                       -------------------------
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):   CO
                                                  ------------------------------
--------------------------------------------------------------------------------



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


* The shares that are the subject of this filing are purchasable by Union Planters Corporation ("UPC") upon exercise of an option (the "Option") issued to UPC on February 22, 1998, and described in Item 4 of this report. Prior to the exercise of the Option, UPC is not entitled to any rights as a stockholder of Magna Group, Inc. ("Magna") as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. UPC expressly disclaims beneficial ownership of any of the shares of common stock of Magna which are purchasable by UPC upon exercise of the Option.

** The percentage indicated represents the percentage of the total outstanding shares of common stock of Magna as of February 22, 1998, taking into consideration the 6,497,180 shares of Magna common stock issuable pursuant to the Option. For the reasons discussed in the footnote above, UPC expressly disclaims beneficial ownership of any of the shares of common stock of Magna which are purchasable by UPC upon exercise of the Option.




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

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock of Magna, $2.00 par value per share (together with any associated preferred stock purchase rights, "Magna Common Stock"). Magna is an Delaware corporation whose principal executive offices are located at One Magna Place, 1401 South Brentwood Boulevard, St. Louis, Missouri 63144-1401.

ITEM 2.  IDENTITY AND BACKGROUND.

      This statement is being filed by UPC, a Tennessee chartered bank holding company whose principal executive offices are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018.

      To the best of UPC' knowledge, during the last five years, neither UPC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has UPC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of UPC.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      It is presently anticipated that shares of Magna Common Stock as described in Item 4 would be purchased with working capital funds of UPC.

ITEM 4.  PURPOSE OF TRANSACTION.

      Pursuant to an Agreement and Plan of Reorganization, dated as of February 22, 1998 (the "Agreement"), by and between UPC and Magna, and in consideration thereof, Magna issued an option to UPC on February 22, 1998 (the "Option") to purchase, under certain conditions, up to 6,497,180 shares of Magna Common Stock at a purchase price equal to $57.50, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to UPC pursuant to a Stock Option Agreement, dated as of February 22, 1998 (the "Option Agreement"), between UPC and Magna.

      The Agreement provides, among other things, for the merger of Magna with and into Union Planters Holding Corporation ("UPHC"), a wholly-owned subsidiary of UPC, with UPHC as the corporation surviving from the merger (the "Merger"). Upon consummation of the Merger, which is subject to the approval of the Magna and UPC stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of Magna Common Stock (including any associated preferred stock purchase rights, but excluding shares held by Magna, or UPC, or any of their respective subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding shall be converted into .9686 of a share of the common stock of UPC, $5.00 par value per share ("UPC Common Stock") (the "Exchange Ratio"). Each share of UPC Common Stock issued in connection with the Merger upon conversion of Magna Common Stock shall be accompanied by a UPC Right (as defined in the Agreement).

      If (i) UPC is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, UPC may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

      (A) Magna shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than UPC or any subsidiary of UPC) to effect (each an "Acquisition Transaction")
            (1) a merger, consolidation or similar transaction involving
            Magna or its subsidiaries (with certain exceptions), (2) the sale, lease, exchange or other disposition of 20 perce or more of the consolidated assets of Magna and its subsidiaries, or (3) the issuance, sale or other disposition of 20 percent or more of the voting securities of Magna or any of its subsidiaries; or

      (B) any third party (other than UPC or any subsidiary of UPC) acquires, or obtains the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of Magna Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Agreement (other than as a result of a willful breach of any representation or warranty or breach of any covenant by Magna (each a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (A) the commencement by any third party of a tender or exchange offer to purchase 15 percent or more of the outstanding shares of Magna Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the stockholders of Magna to approve the Agreement, the failure to hold a meeting of the Magna stockholders to approve the Agreement, or the withdrawal or modification in a manner adverse to UPC, of the recommendation of Magna's Board of Directors with respect to the Agreement (each a "Preliminary Purchase Event"); (iii) 18 months after the termination of the Agreement by UPC pursuant to a Default Termination; or (iv) 18 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

      At the request of UPC at any time, beginning on the first occurrence of certain events (each a "Repurchase Event"), including, among others, the acquisition by a third party of 50 percent or more of the outstanding shares of Magna Common Stock, and ending upon the earlier of 18 months immediately thereafter or termination of the Option, Magna will repurchase from UPC (i) the Option, and (ii) all shares of Magna Common Stock purchased by UPC pursuant to the Option Agreement, at a specified price.

      Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of Magna with, or sale by Magna of substantially all of its assets to, a third party (other than UPC or a subsidiary of UPC), the Option must be converted into, or exchanged for, an option, at the election of UPC, of another corporation or Magna (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

      A copy of the Agreement and the Option Agreement is incorporated by reference herein as Exhibits 1 and 2, respectively, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5. INTEREST IN SECURITIES OF MAGNA.

      The 6,497,180 shares of Magna Common Stock which are purchasable by UPC upon exercise of the Option are equal to approximately 19.9 percent of Magna Common Stock, based on the 32,649,181 shares of Magna Common Stock issued and outstanding on February 20, 1998, before taking into consideration the 6,497,180 shares of Magna Common Stock that would be issued pursuant to the Option.

      The Option contains anti-dilution provisions which provide that the number of shares of Magna Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Magna Common Stock or the subdivision or reclassification of Magna Common Stock, as set forth in the Option Agreement. If any additional shares of Magna Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant to the Option), shall be adjusted so that such number of shares following such issuance shall not exceed the lesser of (i) 19.9 percent of the number of shares of Magna Common Stock then issued and outstanding without giving effect to the Option, and (ii) that minimum number of shares of Magna Common Stock which when aggregated with any other shares of Magna Common Stock beneficially owned by UPC or any Affiliate thereof would cause the provisions of certain Delaware takeover laws to be applicable to the Merger.

      UPC expressly disclaims any beneficial ownership of the shares of Magna Common Stock which are purchasable by UPC upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

      Other than as set forth in this Item 5, to the best of UPC' knowledge (i) neither UPC nor any subsidiary or affiliate of UPC or any of its or their executive officers or directors beneficially owns any shares of Magna Common Stock, and (ii) there have been no transactions in the shares of Magna Common Stock effected during the past 60 days by UPC, nor to the best of UPC' knowledge, by any subsidiary or affiliate of UPC or any of its or their executive officers or directors.

      No other person is known by UPC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Magna Common Stock obtainable by UPC upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF MAGNA.

      Other than the Agreement, including the Option Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of UPC' knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Magna.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The Agreement and the Option Agreement are filed herewith as Exhibits 1 and 2, respectively.


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


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    UNION PLANTERS CORPORATION



Date:   March 4, 1998     By:       /s/  M. Kirk Walters
        -------------         ------------------------------------------------
                                        M. Kirk Walters
                                        Senior Vice President, Treasurer and
                                          Chief Accounting Officer

                                                              APPENDIX TO ITEM 2

                                              PRINCIPAL OCCUPATION OR
                                                 EMPLOYMENT, NAME OF
                          POSITION WITH        BUSINESS, PRINCIPAL
                          UNION PLANTERS      BUSINESS, AND PRINCIPAL
      NAME                 CORPORATION           BUSINESS ADDRESS
----------------         ---------------    ---------------------------------
Albert M. Austin         Director           Chairman
                                            CANNON, AUSTIN AND CANNON,
                                              INC. (real estate)
                                            Suite 200
                                            6685 Poplar Avenue
                                            Germantown, Tennessee  38138

Edgar H. Bailey          Vice Chairman      Vice Chairman
                                            UNION PLANTERS CORPORATION
                                            6200 Poplar Avenue, HQ4
                                            Memphis, Tennessee  38119

Marvin E. Bruce          Director           Director and Chairman
                                            TBC CORPORATION
                                            (marketer/distributor of
                                            auto replacement products)
                                            476 West Racquet Club Place
                                            Memphis, Tennessee  38117

George W. Bryan          Director           Senior Vice President
                                            SARA LEE CORPORATION
                                            (Meat Group Division, meat
                                            processor and packagor)
                                            Suite 300
                                            8000 Centerview Parkway
                                            Cordova, Tennessee  38018

James A. Gurley          Executive Vice     Executive Vice President and
                         President            Senior Risk Management Officer
                         and Senior Risk    UNION PLANTERS CORPORATION
                         Management Officer and UNION PLANTERS BANK, NATIONAL
                                              ASSOCIATION ("UPBNA")
                                            7130 Goodlett Farms Parkway
                                            Memphis, Tennessee  38018


James E. Harwood         Director           President
                                            STERLING EQUITIES
                                            (provider of advisory
                                            services and capital to
                                            small businesses)
                                            Suite 124
                                            845 Crossover Lane
                                            Memphis, Tennessee  38117

                                              PRINCIPAL OCCUPATION OR
                                                 EMPLOYMENT, NAME OF
                          POSITION WITH        BUSINESS, PRINCIPAL
                          UNION PLANTERS      BUSINESS, AND PRINCIPAL
      NAME                 CORPORATION           BUSINESS ADDRESS
---------------------    ---------------    ------------------------------
Parnell S. Lewis, Jr.    Director           President
                                            ANDERSON-TULLY COMPANY
                                            (hardwood lumber products)
                                            1242 North Second Street
                                            Memphis, Tennessee  38101

C. J. Lowrance, III      Director           President
                                            LOWRANCE BROTHERS &
                                            COMPANY, INC. (planter)
                                            Highway 61
                                            Driver, AR  72329

Jackson W. Moore         President,         President and Chief
                         Chief Operating      Operating Officer
                         Officer and        UNION PLANTERS CORPORATION
                         Director           and UPBNA
                                            7130 Goodlett Farms Parkway
                                            Memphis, Tennessee  38018

Stanley D. Overton       Director           Retired; Former Chairman of
                                            UNION PLANTERS BANK OF
                                            MIDDLE TENNESSEE, N.A. (bank)
                                            401 Union Street
                                            Nashville, Tennessee  37219

J. W. Parker             Executive Vice     Executive Vice President and
                         President and        Chief Financial Officer
                         Chief Financial    UNION PLANTERS CORPORATION
                         Officer            and UPBNA
                                            7130 Goodlett Farms Parkway
                                            Memphis, Tennessee  38018

Benjamin W. Rawlins, Jr. Chairman of the    Chairman of the Board and
                         Board and Chief      Chief Executive Officer
                         Executive Officer  UNION PLANTERS CORPORATION
                                            and UPBNA
                                            7130 Goodlett Farms Parkway
                                            Memphis, Tennessee  38018

V. Lane Rawlins          Director           President
                                            UNIVERSITY OF MEMPHIS
                                            341 Administration Building
                                            Memphis, Tennessee  38152

                                              PRINCIPAL OCCUPATION OR
                                                 EMPLOYMENT, NAME OF
                          POSITION WITH        BUSINESS, PRINCIPAL
                          UNION PLANTERS      BUSINESS, AND PRINCIPAL
      NAME                 CORPORATION           BUSINESS ADDRESS
-----------------        ---------------    ------------------------------
Donald F. Schuppe        Director           DFS SERVICE COMPANY
                                            (consulting)
                                            6448 Winfrey Place
                                            Memphis, Tennessee  38120

J. Armistead Smith       Executive Vice     Executive Vice President and
                         President and        Senior Lending Officer
                         Senior Lending     UNION PLANTERS CORPORATION
                         Officer            and UPBNA
                                            7130 Goodlett Farms Parkway
                                            Memphis, Tennessee  38018

Mike P. Sturdivant       Director           President
                                            DUE WEST GIN CO., INC.
                                            (cotton ginning); Investor,
                                            Chairman, Executive
                                            (various entities)
                                            P.O. Box 230
                                            Glendora, MS  38928

David M. Thomas          Director           Retired:  Former President of
                                            MAGNOLIA FEDERAL BANK FOR SAVINGS
                                            1765 Camellia Drive
                                            Greenville, Mississippi  38701

Richard A. Trippeer, Jr. Director           President
                                            R.A. TRIPPEER, INC.
                                              (investments)
                                            Suite 300
                                            5865 Ridgeway Center Parkway
                                            Memphis, Tennessee  38120

M. K. Walters            Senior Vice        Senior Vice President, Chief
                         President, Chief     Accounting Officer, Treasurer
                         Accounting         UNION PLANTERS CORPORATION
                         Officer, and       and UPBNA
                         Treasurer          7130 Goodlett Farms Parkway
                                            Memphis, Tennessee  38018


                                              PRINCIPAL OCCUPATION OR
                                                 EMPLOYMENT, NAME OF
                          POSITION WITH        BUSINESS, PRINCIPAL
                          UNION PLANTERS      BUSINESS, AND PRINCIPAL
      NAME                 CORPORATION           BUSINESS ADDRESS
----------------         ---------------    ---------------------------
Spence L. Wilson         Director           President
                                            KEMMONS WILSON, INC.
                                            (provider of management
                                            advisory services and
                                            venture capital, developer
                                            of residential and
                                            commercial real estate, and
                                            thrift hold company)
                                            1629 Winchester Road
                                            Memphis, Tennessee  38116





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